Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

ETN and index data as of Dec. 31, 2013 Description
The PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes
(Symbol: LBND) and PowerShares DB 3x Short 25+ Year Treasury Bond Exchange
Traded Notes (Symbol: SBND) (collectively, the "PowerShares DB US Treasury
ETNs," or the "ETNs") provide investors a way to take a short or leveraged view on the performance of the US Treasury bond futures index.

The PowerShares DB US Treasury ETNs are based on the DB Long US Treasury Bond
Futures Index and the DB Short US Treasury Bond Futures Index, which measure the performance of a long or short investment in the CBOT Ultra T-Bond futures.

PowerShares DB US Treasury ETN and Index Data

Ticker symbols
3x Long 25+ Year Treasury Bond              LBND
3x Short 25+ Year Treasury Bond             SBND
Intraday indicative value symbols
3x Long 25+ Year Treasury Bond            LBNDIV
3x Short 25+ Year Treasury Bond           SBNDIV
CUSIP symbols
3x Long 25+ Year Treasury Bond        25154N522
3x Short 25+ Year Treasury Bond       25154N530
Details
ETN price at inception                    $25.00
Inception date                         6/28/2010
Maturity date                          5/31/2040
Yearly investor fee                        0.95%
Leverage reset frequency                  Monthly
Listing exchange                       NYSE Arca
DB Long US Treasury Bond
  Futures Index                          DBBNDL
DB Short US Treasury Bond
  Futures Index                          DBBNDS
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

LBND      PowerShares DB 3x Long 25+ Year Treasury Bond ETN
SBND      PowerShares DB 3x Short 25+ Year Treasury Bond ETN
--------------------------------------------------------

ETN and Index History (%)
                                     1 Year      3 Year
ETN Repurchase Value(1)
3x Long 25+ Year Treasury Bond       -38.38
3x Short 25+ Year Treasury Bond      43.58           --
ETN Market Price(2)
3x Long 25+ Year Treasury Bond       -36.06          --
3x Short 25+ Year Treasury Bond      40.96           --
Index History
DB Long US Treasury Bond
  Futures Index                      -13.68          --
DB Short US Treasury Bond
  Futures Index                      14.27           --
Comparative Indexes(3)
SandP 500                              32.39           --
Barclays U.S. Aggregate               -2.02          --

  ETN Inception

          4.31
        -21.22

          2.75
        -13.22

          3.41

         -5.38

          20.36
          3.13

Source: Invesco PowerShares, Bloomberg L.P.
(1)      ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement and the following page). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value.
See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB US Treasury ETN performance. The inception date of the DB Long US Treasury Bond Futures Index and the DB Short US Treasury Bond Futures Index is May 4, 2010. ETN repurchase value is based on a combination of three times the monthly returns from the relevant Treasury index plus the monthly returns from the DB 3-Month T-Bill
Index (the "T-Bill Index"), resetting monthly as per the formula applied to the
ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.
(2)      ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.
Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.
(3)      The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

LBND PowerShares DB **3x Long 25+ Year Treasury Bond** ETN

SBND PowerShares DB **3x Short 25+ Year Treasury Bond** ETN

**ETN Repurchase Value data as of Dec. 31, 2013**

| Volatility (%)[1,4] | Triple Long | Triple Short |
|---|---|---|
| 3 Year | 40.06 | 40.15 |

| 3-Year Historical Correlation[1,4] | Triple Long | Triple Short |
|---|---|---|
| S&P 500 | -0.68 | 0.68 |
| Barclays U.S. Aggregate | 0.76 | -0.75 |

## What are the PowerShares DB US Treasury ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month performance of an underlying index obtained by combining three times the returns, whether positive or negative, on the DB Long US Treasury Bond Futures Index or the DB Short US Treasury Bond Futures Index, as applicable, with returns on the DB 3-Month T-Bill Index.

The DB Long US Treasury Bond Futures Index measures the performance of a long investment in the CBOT Ultra T-Bond futures and the DB Short US Treasury Bond Futures Index measures the performance of a short investment in the CBOT Ultra T-Bond futures. The underlying assets of the Ultra T-Bond futures are US Treasury Bonds with at least 25 years remaining term to maturity. The returns of each ETN are obtained by combining 3x the returns of the relevant index with the returns of the TBill index, less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

## Benefits & Risks of PowerShares DB US Treasury ETNs

### Benefits

- Leveraged long and short notes
- Relatively low cost
- Intraday access
- Listed

### Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

[4] Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of the ETN repurchase values.

**Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.**

### Important Risk Considerations:

**The ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly.** *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the ETNs.* **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.**

**The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in US Treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

**An investment in the ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.**

**Not FDIC Insured – No Bank Guarantee – May Lose Value**

**This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.**

For US Use Only

© 2014 Invesco PowerShares Capital Management LLC

P-DBFI-ETN-PC-1-E 01/14
800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares